Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-172560

August 6, 2012

KILROY REALTY CORPORATION

PRICING TERM SHEET

6.375% Series H Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Issuer:	Kilroy Realty Corporation

Security:	6.375% Series H Cumulative Redeemable Preferred Stock (the “Series H preferred stock”)

Size:	4,000,000 shares ($100,000,000)

No Overallotment Option:	We will not provide the underwriters with an option to purchase additional shares of Series H preferred stock to cover overallotments. Accordingly and notwithstanding anything to the contrary set forth in the Preliminary Prospectus Supplement referred to below, this offering will be limited to 4,000,000 shares of Series H preferred stock.

Price to Public:	$25.00 per share, plus accrued dividends from August 15, 2012 if settlement occurs after that date

Net Proceeds to the Company:	Approximately $96.25 million after deducting the underwriting discount and estimated offering expenses payable by us.

Use of Proceeds:	We intend to use the net proceeds from this offering to redeem all outstanding Series A preferred units (as defined in the Preliminary Prospectus Supplement referred to below) of the operating partnership (as defined in the Preliminary Prospectus Supplement referred to below) and any remaining net proceeds for general corporate purposes, including repaying borrowings under the operating partnership’s revolving credit facility. The aggregate redemption price for the operating partnership’s Series A preferred units is $75.0 million, plus accrued and unpaid dividends.

Dividend Rate:	6.375% of the $25.00 liquidation preference per share per annum (equivalent to $1.59375 per annum per share), accruing from August 15, 2012

Dividend Payment Dates:	15th day of February, May, August and November, commencing November 15, 2012

Expected Settlement Date:	August 15, 2012 (T + 7)

Optional Redemption:	The Series H preferred stock is not redeemable by us prior to August 15, 2017, except under circumstances intended to preserve our status as a real estate investment trust for federal and/or state income tax purposes and except as described below under “Special Optional Redemption.” See “Description of Series H Preferred Stock – Restrictions on Ownership and Transfer” in our preliminary prospectus supplement dated August 6, 2012 (the “Preliminary Prospectus Supplement”).

On and after August 15, 2017, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Series H preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to exceptions described in the Preliminary Prospectus Supplement under “Description Series H Preferred Stock – Redemption – Other,” any accrued and unpaid dividends thereon to, but excluding, the date fixed for redemption. If we elect to redeem any shares of Series H preferred stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other classes and series of our stock or any other specific source.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of Series H preferred stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to exceptions described in the Preliminary Prospectus Supplement under “Description of Series H Preferred Stock – Redemption – Other,” any accrued and unpaid dividends thereon to but excluding the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), we have provided or provide notice of our election to redeem some or all of the shares of Series H preferred stock (whether pursuant to our optional redemption right described above under “Optional Redemption” or this special optional redemption right), the holders of Series H preferred stock will not have the Change of Control Conversion Right (as defined below) described below under “Conversion Rights” with respect to the shares called for redemption. If we elect to redeem any shares of the Series H preferred stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other classes and series of our stock or any other specific source.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series H preferred stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of Series H preferred stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Series H preferred stock that are not called for redemption) to convert some or all of the Series H preferred stock held by such holder (referred to as the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series H preferred stock (referred to as the “Common Stock Conversion Consideration”) equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series H preferred stock plus the amount of any accrued and unpaid dividends thereon to but excluding the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H preferred stock dividend payment and prior to the corresponding dividend payment date for the Series H preferred stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined in the Preliminary Prospectus Supplement); and

•	1.0469 (referred to as the “Share Cap”),

subject, in each case, to provisions for the receipt of Alternative Conversion Consideration (as defined in the Preliminary Prospectus Supplement) under specified circumstances as described in the Preliminary Prospectus Supplement.

Anything in the Articles Supplementary (as defined in the Preliminary Prospectus Supplement) to the contrary notwithstanding and except as otherwise required by law, the persons who are the holders of record of shares of Series H preferred stock at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend shall be paid on such dividend payment date to the persons who were the holders of record at the close of business on such record date.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations (in each case referred to as a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed 4,187,600 shares of common stock (or equivalent Alternative Conversion Consideration, as applicable) (referred to as the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap, and shall be increased on a pro rata basis with respect to any additional shares of Series H preferred stock designated and authorized for issuance pursuant to any subsequent articles supplementary.

If, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of Series H preferred stock, as described above under “Optional Redemption” or “Special Optional Redemption,” holders of Series H preferred stock will not have the right to convert the shares of Series H preferred stock called for redemption and any shares of Series H preferred stock called for redemption that have been tendered for conversion will be redeemed on the applicable redemption date instead of converted on the Change of Control Conversion Date.

For definitions, additional terms and provisions (including a description of certain adjustments and provisions for the receipt of Alternative Conversion Consideration that may be applicable to the conversion of Series H preferred stock in the event of a Change of Control) and other important information relating to the foregoing, you should review the information appearing in the Preliminary Prospectus Supplement under “Description of Series H Preferred Stock— Conversion Rights.”

Supplemental Risk Factor Associated with the Change of Control Feature of the Series H preferred stock:	The Change of Control conversion feature may not adequately compensate you and may make it more difficult for a party to take over the Company or discourage a party from taking over the Company.

Upon the occurrence of a Change of Control, each holder of the Series H preferred stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of Series H preferred stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Series H preferred stock that are not called for redemption) to convert some or all of their Series H preferred stock into shares of our common stock (or under specified circumstances certain alternative consideration). See “Conversion Rights.” Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock (or, if applicable, specified alternative consideration) equal to the Share Cap multiplied by the number of shares of Series H preferred stock converted. If the Common Stock Price (as defined in the Preliminary Prospectus Supplement) is less than $23.88 (which is 50% of the per share closing sale price of our common stock reported on the New York Stock Exchange on August 3, 2012), subject to possible adjustment, the holders will receive a maximum of 1.0469 shares of our common stock per share of Series H preferred stock, which may result in a holder receiving shares of common stock (or alternative consideration, as applicable) with a value that is less than the liquidation preference of the Series H preferred stock plus any accrued and unpaid dividends. In addition, the Change of Control conversion feature of the Series H preferred stock may have the effect of discouraging a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing certain Change of Control transactions of the Company under circumstances that otherwise could provide the holders of our common stock and Series H preferred stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

Anticipated Ratings*:	Ba1 by Moody’s Investors Service, Inc. (stable outlook)
BB by Standard & Poor’s Ratings Services (stable outlook)

CUSIP/ISIN:	49427F 801 / US49427F8014

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Co-Manager:	RBC Capital Markets, LLC

As used in this free writing prospectus, references to the “Company,” “us,” “our” and “we” mean Kilroy Realty Corporation excluding its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or by email to cmclientsupport@wellsfargo.com, by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by email to barclaysprospectus@broadridge.com, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by email to dg.prospectus_requests@baml.com.